

March 11, 2011

Mr. Thomas G. Howitt
Chief Financial Officer
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria, 3065, Australia

     Re: Genetic Technologies Limited
              Form 20-F for the Year Ended June 30, 2010
              Filed on December 21, 2010
              File No. 000-51504

Dear Mr. Howitt:

We have reviewed your filing and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 16C. Principal Accountant Fees and Services, page 88

1. You disclose that you engaged PricewaterhouseCoopers in 2010 for non-audit "accounting and other services." Please provide us proposed revised disclosure that you would include in future periodic reports that explains the nature of the services you received from PricewaterhouseCoopers. In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4) of Regulation S-X. In your response, please specifically address the requirement of Rule 2-01(c)(i) which prohibits auditors from providing bookkeeping or other services related to the accounting records or financial statements of the audit client.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant